Exhibit 99.1
Navios Maritime Partners L.P.
Reports Financial Results for the Fourth Quarter and Year ended December 31, 2008
and
Increases Cash Distribution by 4% to $0.40 per unit for the Fourth Quarter of 2008
•	Revenue of $21.6 million and $75.1 million for the three month period and the year ended December 31, 2008

•	Operating Surplus of $9.4 million and $32.1 million for the three month period and the year ended December 31, 2008

•	Distribution of $0.40 per unit for the three month period ended December 31, 2008

•	$30.5 million accelerated lump sum charter payment receivable in Q1 2009
PIRAEUS, GREECE, January 29, 2009 — Navios Maritime Partners L.P. (“Navios Partners” or “Company”) (NYSE: “NMM”), an owner and operator of Capesize and Panamax vessels, reported its financial results for the three month period and the year ended December 31, 2008.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “The results of the fourth quarter of 2008 were in line with our expectations, and we have declared a $0.40 per unit cash distribution for the fourth quarter of 2008. This distribution represents a 4% increase over the prior quarter. We are comfortable with this dividend policy in the current environment as Navios Partners is well positioned given the long-term employment of its fleet, averaging 4.4 years, the quality of its charter parties and the AA+ EU governmental agency insurance on all its charter-out contracts.”
Ms. Frangou continued “There is some data that allows measured optimism for our industry. It appears that urbanization and the associated demand for dry bulk cargo continues. The BDI has progressed well off its December lows and various governmental stimulus packages are targeted towards infrastructure development.”
Recent Developments
Navios Aurora Employment Terms:
Navios Partners will receive approximately $30.5 million lump sum charter payment for Navios Aurora I in the first quarter of 2009. This charter payment represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013). The acceleration of the charter payment provides Navios Partners with a present value benefit of approximately $3.7 million.
Revolving Facility Amendment:
Navios Partners has agreed to amend the terms of its existing credit facility. The company will prepay $40.0 million of its credit revolving facility in the first quarter of 2009. This would result in interest expense savings for 2009 of approximately $1.5 million and a reduction in the Company’s leverage. The interest rate on the remaining facility of $195.0 million would have a spread of 225 bps.
The amendment will be effective until January 15, 2010 and will be applied for year end 2008 compliance purposes. No further principal payments would be required to be made until the first quarter of 2012.

Shelf Registration Filing:
The Company has filed a shelf registration statement on January 29, 2009 under which it may sell any combination of securities (debt or equity) for up to a total of $500.0 million
Cash Distributions
The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2008 of $0.40 per unit. This distribution is payable on February 12, 2009 to all holders of record as of February 9, 2009.
Long Term and Insured Cash Flow
Navios Partners has entered into long-term time charters-out for all ten vessels with a remaining average term of 4.4 years, providing a stable base of revenue and distributable cash flow. The Company has currently contracted out 100% of available days for 2009 and 2010 generating revenues of $117.6 million and $98.0 million respectively. The average contractual daily charter-out rate for the fleet is $33,914 (rate is adjusted to include the $30.5 million lump sum to be received in Q1 2009) and $26,840 for 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2009 is $13,513.
Navios Partners’ charter-out contracts have been fully insured by a AA+ rated European Union governmental agency.
Operating Expense Visibility
Navios Partners has entered into a five-year management agreement expiring in November 2012, with a subsidiary of Navios Holdings. Vessel operating expense rates are fixed until November 16, 2009 at (i) $4,000 per day for each owned Panamax vessel and (ii) $5,000 for each owned Capesize vessel.
FINANCIAL HIGHLIGHTS
The following table presents consolidated revenue and expense information for the quarter and the year ended December 31, 2008. We do not present comparative information for periods prior to the closing of our initial public offering on November 16, 2007 because we only operated for 46 days in 2007 and we believe that periods prior to November 16, 2007 are not necessarily comparable given the change in the nature and focus of the business. For example, it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

	(unaudited)	(unaudited)
	Three Month Period	Year ended
	ended December 31,	December 31,
	2008	2008
	($ ‘000)	($ ‘000)
Time charter and voyage revenue	$21,551	$75,082
Time charter and voyage expenses	(2,797)	(11,598)
Direct vessel expenses	(145)	(578)
Management fees	(2,668)	(9,275)
General and administrative expenses	(1,578)	(3,798)
Depreciation and amortization	(3,277)	(11,865)
Interest expense and finance cost, net	(2,117)	(9,216)
Interest income	135	301
Other income	—	23
Other expense	(295)	(318)

Net income	$8,809	$28,758

EBITDA	$14,213	$50,116
Operating surplus	$9,420	$32,099

Three month period ended December 31, 2008
For three month period ended December 31, 2008, Navios Partners’ time charter revenue amounted to $21.6 million whereas time charter expenses for the same period were $2.8 million. Other expenses, including management fees and general and administrative expenses amounted to $4.2 million.
EBITDA for the three month period ended December 31, 2008 was $14.2 million (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
The increase in the reserve for estimated maintenance and replacement capital expenditures for the three month period ended December 31, 2008 was $2.7 million. Maintenance and replacement capital expenditures represent expenditures required to maintain, over the long term the operating capacity of Navios Partners’ capital assets.
Navios Partners generated an operating surplus for the period of $9.4 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $3.4 million and interest expense and finance cost related to $235.0 million of borrowings under Navios Partners’ facility agreement was $2.1 million.
Net income for three month period ended December 31, 2008 was $8.8 million.
Year ended December 31, 2008
For the year ended December 31, 2008, Navios Partners’ time charter revenue amounted to $75.1 million whereas time charter expenses for the year were $11.6 million. Other expenses including management fees and general and administrative expenses amounted to $13.1 million.
EBITDA for the year ended December 31, 2008 was $50.1 million (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
The increase in the reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2008 was $9.9 million. Maintenance and replacement capital expenditures represent expenditures required to maintain, over the long term the operating capacity of Navios Partners’ capital assets.
Navios Partners generated an operating surplus for the period of $32.1 million. Operating surplus is a non-

GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $12.4 million and interest expense and finance cost related to $235.0 million of borrowings under Navios Partners’ facility agreement was $9.2 million.
Net income for the year ended December 31, 2008 was $28.8 million.
Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the quarter and the year ended December 31, 2008.

	Three Month	Year ended
	Period ended	December 31,
	December 31, 2008	2008
	(Unaudited)	(Unaudited)
Available Days (1)	828	3,019
Operating Days (2)	817	2,991
Fleet Utilization (3)	98.7%	99.1%
Time Charter Equivalent (per day)	$26,027	$24,873

(1)	Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
Conference Call Details:
As previously announced, Navios Partners’ management will host a conference call to discuss the results today, Thursday, January 29, 2009, at 8:30 am EST. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until February 5, 2009 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#

Slides and Audio Webcast
There will also be a live, and then archived webcast of the conference call, through the Navios Partners’ website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:45 am EST.
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com
Exhibit 2 displays the “core fleet” employment profile of Navios Partners.

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	December 31,	December 31,
	2007	2008
		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$10,095	$28,374
Restricted cash	797	—
Accounts receivable, net	381	313
Prepaid expenses and other current assets	39	371

Total current assets	11,312	29,058

Vessels, net	135,976	291,340
Deferred financing costs, net	1,811	1,915
Deferred dry dock and special survey costs, net	1,171	594
Favorable lease terms	54,784	—

Total non-current assets	193,742	293,849

Total assets	$205,054	$322,907

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable	$570	$594
Accrued expenses	1,431	1,662
Deferred voyage revenue	153	2,606
Amounts due to related parties	4,458	1,539
Current portion of long term debt	—	40,000

Total current liabilities	6,612	46,401

Long term debt	165,000	195,000
Unfavorable lease terms	6,656	4,659

Total non-current liabilities	171,656	199,659

Total liabilities	178,268	246,060

Commitments and contingencies	—	—

Partners’ capital:

Common Unitholders (10,500,000 and 13,631,415 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)	194,265	243,639
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)	(159,759)	(160,092)
General Partner (369,834 and 433,740 units issued and outstanding at December 31, 2007 and December 31, 2008, respectively)	(7,720)	(6,700)

Total Partners’ capital	26,786	76,847

Total Liabilities and partners’ capital	$205,054	$322,907

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars except unit and per unit amounts)

	Three months ended		Year Ended
	(unaudited)	(unaudited)		(unaudited)
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008
Time charter and voyage revenue	$14,078	$21,551	$50,352	$75,082
Time charter and voyage expenses	(2,809)	(2,797)	(8,352)	(11,598)
Direct vessel expenses	(968)	(145)	(5,608)	(578)
Management fees	(920)	(2,668)	(920)	(9,275)
General and administrative expenses	(530)	(1,578)	(1,419)	(3,798)
Depreciation and amortization	(2,765)	(3,277)	(9,375)	(11,865)
Interest expense and finance cost, net	(1,823)	(2,117)	(5,522)	(9,216)
Interest income	—	135	—	301
Other income	30	—	93	23
Other expense	(259)	(295)	(226)	(318)

Income before income taxes	$4,034	$8,809	19,023	28,758
Deferred income tax	—	—	485	—

Net income/ (loss)	$4,034	$8,809	$19,508	$28,758

Earnings per unit:

	Three months ended		Year Ended
	(unaudited)	(unaudited)		(unaudited)
	December 31,	December 31,	December 31,	December 31
	2007	2008	2007	2008

Net Income	4,034	8,809	19,508	28,758

Consisting of net income attributable to:
Periods from November 16, 2007 to December 31, 2008	1,613	8,809	1,613	28,758
Periods from January 1, 2007 to November 15, 2007	—	—	17,895	—
Periods from October 1, 2007 to November 15, 2007	2,421	—	—	—

Earnings per unit (periods from November 16, 2007 to December 31, 2008) Common unit (basic and diluted)	$0.15	$0.41	$0.15	$1.56
Subordinated unit (basic and diluted)	$—	$0.41	$—	$1.22
General partner unit (basic and diluted)	$0.09	$0.43	$0.09	$1.53

Earnings per unit (periods from January 1, 2006 to November 15, 2007) Common unit (basic and diluted)	—	—	—	—
Subordinated unit (basic and diluted)	—	—	$2.30	—
General partner unit (basic and diluted)	—	—	$0.97	—

	Three months ended		Year Ended
	(unaudited)	(unaudited)		(unaudited)
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008

Earnings per unit (periods from October 1, 2007 to November 15, 2007)
Common unit (basic and diluted)	$—	—	—	—
Subordinated unit (basic and diluted)	$0.31	—	—	—
General partner unit (basic and diluted)	$0.13	—	—	—

Earnings per unit (periods from October 1, 2007 to December 31, 2007)
Common unit (basic and diluted)	$0.15	—	—	—
Subordinated unit (basic and diluted)	$0.31	—	—	—
General partner unit (basic and diluted)	$0.22	—	—	—

Earnings per unit (periods from January 1, 2007 to December 31, 2008)
Common unit (basic and diluted)	—	—	$0.15	$1.56
Subordinated unit (basic and diluted)	—	—	$2.30	$1.22
General partner unit (basic and diluted)	—	—	$1.06	$1.53

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2008
		(unaudited)
OPERATING ACTIVITIES
Net income	$19,508	$28,758

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,375	11,865
Amortization and write-off of deferred financing cost	160	221
Amortization of deferred dry dock costs	608	578
Deferred taxation	(485)	—
Provision for losses on accounts receivable	—	—

Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(797)	797
(Increase) decrease in accounts receivable	(249)	68
Decrease (increase) in prepaid expenses and other current assets	986	(332)
Decrease (increase) in accounts payable	(155)	24
Increase in accrued expenses	870	231
(Decrease) increase in deferred voyage revenue	(725)	2,453
Decrease in amounts due to related parties	(17,731)	(2,919)
Payments for dry dock and special survey costs	(849)	—

Net cash provided by operating activities	10,516	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	—	(69,505)

Net cash used in investing activities	—	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	—	(24,552)
Proceeds from long term loan	165,000	70,000
Repayment of long term debt and payment of principal	(2,291)	—
Proceeds from issuance of common units, net of offering costs	192,684	—
Proceeds from issuance of general partners units	—	918
Cash contribution to Navios Holdings	(353,300)	—
Debt issuance costs	(2,514)	(326)

Net cash provided by (used in) financing activities	(421)	46,040

Increase (decrease) in cash and cash equivalents	10,095	18,279

Cash and cash equivalents, beginning of year/period	—	10,095

Cash and cash equivalents, end of year/period	$10,095	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$3,996	$9,022
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract of Fantastiks	$50,579	—
Contributions from owner (net liability of business retained by owner)	$46,413	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008	—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks	—	$53,022

EXHIBIT 2

				Original Charter	Original Charter
				Expiration Date/	Out Rate/ New
				New Charter	Charter Out Rate
Owned Vessels	Type	Built	Capacity (DWT)	Expiration Date	per day

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	24,225
Navios Libra II	Panamax	1995	70,136	December 2010	23,513
Navios Felicity	Panamax	1997	73,867	April 2013	26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	21,937
Navios Alegria	Panamax	2004	76,466	December 2010	23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	32,279
				February 2014	36,290
Navios Aurora I	Panamax	2005	75,397	February 2009	33,863	(1)
				April 2009	3,000	(1)
				April 2010	11,000	(1)
				September 2013	17,000	(1)

Owned Vessels to be delivered (2)

Navios TBN I	Capesize	Expected delivery June 2009	180,000	June 2014	47,400

Long term Chartered-in Vessels

Navios Prosperity	Panamax	2007	82,535	July 2012	24,000
Navios Aldebaran	Panamax	2008	76,500	March 2013	28,391

(1)	Navios Partners will receive a lump sum payment of approximately $30.5 million in the first quarter of 2009.

(2)	Navios Partners has the option to acquire the capital stock of the subsidiary that will own TBN II.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
     Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended	Year Ended December 31,
	December 31, 2008	2008
Net Cash from Operating Activities	$11,473	$41,744
Net increase (decrease) in operating assets	315	(533)
Net decrease in operating liabilities	503	211
Net interest cost	1,982	8,915
Deferred finance charges	(60)	(221)

EBITDA	14,213	50,116
Cash interest income	115	281
Cash interest paid	(2,166)	(9,022)
Expansion capital expenditures	—	(69,155)
Borrowings to fund expansion capital expenditures	—	69,773
Maintenance and replacement capital expenditures	(2,742)	(9,894)

Operating surplus	9,420	32,099
Cash distribution paid relating to the first nine months of 2008	—	(21,315)
Recommended reserves accumulated as of January 1, 2008	18	18
Reserves accumulated during the first nine months of 2008 to be distributed in the fourth quarter of 2008	1,364	—
Recommended reserves held as of December 31, 2008	(2,127)	(2,127)

Available cash for distribution	$8,675	$8,675